Exhibit 4.1

AMENDMENT NO. 1 TO THE STOCKHOLDER PROTECTION RIGHTS AGREEMENT

This Amendment No. 1, dated as of June 10, 2015 (this “Amendment”), to the Stockholder Protection Rights Agreement, dated as of June 12, 2014 (the “Rights Agreement”), between Express, Inc. (the “Company”) and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Rights Agreement.

WHEREAS, pursuant to Section 5.4 of the Rights Agreement, the Company may amend the Rights Agreement in any respect prior to the Flip-in Date without the approval of the holders of Rights;

WHEREAS, the Flip-in Date has not occurred;

WHEREAS, the Company wishes to amend Section 1.1 of the Rights Agreement; and

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to amend the Rights Agreement as hereinafter set forth and has duly approved this Amendment and authorized its execution and delivery.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the Company and the Rights Agent hereby agree as follows:

Section 1. From and after the execution and delivery of this Amendment, the definition of the term “Expiration Time” in Section 1.1 of the Rights Agreement is amended and restated in its entirety to read as follows:

“Expiration Time” shall mean the earliest of (i) the Exchange Time, (ii) the Redemption Time, (iii) the Close of Business on June 10, 2016, unless this Agreement is ratified by the stockholders of the Company by a vote of the majority of the votes cast by the holders of shares entitled to vote thereon at a stockholders meeting held on or prior to such date, in which case the Expiration Time shall be the third anniversary of the date of this Agreement and (iv) immediately prior to the effective time of a consolidation, merger or statutory share exchange that does not constitute a Flip-over Transaction or Event in which the Common Stock is converted into, or into the right to receive, another security, cash or other consideration.

Section 2. THIS AMENDMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE STATE OF DELAWARE AND FOR ALL PURPOSES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF SUCH STATE APPLICABLE TO CONTRACTS ENTERED INTO, MADE WITHIN, AND TO BE PERFORMED ENTIRELY WITHIN THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAWS PROVISIONS OR RULES THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE; PROVIDED, HOWEVER, THAT ALL PROVISIONS REGARDING THE RIGHTS, DUTIES, LIABILITIES AND OBLIGATIONS OF THE RIGHTS AGENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE

WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS ENTERED INTO, MADE WITHIN, AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

Section 3. Except as specifically amended by this Amendment, the Rights Agreement shall remain in full force and effect.

Section 4. This Amendment may be executed in any number of counterparts (including by facsimile, PDF or other electronic means) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

EXPRESS, INC.

By:	/s/ Lacey J. Bundy
Name:	Lacey J. Bundy
Title:	Senior Vice President, General Counsel & Secretary

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Patrick Hayes
Name:	Patrick Hayes
Title:	VP – Relationship Manager